EXHIBIT 99.1

EDAP Expands Product Portfolio With New Urological Stone Lasers

LYON, France, Feb. 26, 2015 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, today announced a multi-national strategic OEM partnership with Quanta System, a leading manufacturer of medical lasers for surgical and other applications. Under the agreement, Quanta will manufacture customized urological stone lasers to be sold under the EDAP brand. Additionally, EDAP will continue to distribute Holmium lasers in France and certain North African territories, pursuant to its exclusive agreement with Lumenis in those regions.

Marc Oczachowski, EDAP's Chief Executive Officer, commented, "The addition of urological stone lasers to EDAP's product portfolio will provide excellent synergy with our existing lithotripsy offering for the treatment of urinary stones. We are excited to partner with Quanta System, the world leader in development and manufacture of stone lasers to bring their cutting-edge technology to urologists and patients and drive incremental growth for our Company. This strategic partnership enables EDAP to offer a complete range of minimally invasive solutions from intracorporeal lithotripsy lasers to extracorporeal shockwave lithotripsy devices, covering the full scope of urinary tract stone indications."

Oczachowski continued: "With our well-established, worldwide network of fully-owned subsidiaries, dedicated distributors and partners, we are well positioned to maximize our lithotripsy sales activity going forward."

Paolo Salvadeo, Quanta System's Chief Executive Officer, commented: "We are very happy to partner with EDAP as this new cooperation strengthens our position in the worldwide urology market, where Quanta already enjoys strong market share in laser lithotripsy. Our core solutions for urinary stones represent a real benchmark for the industry, and we are pleased to offer them to EDAP, a dynamic company that shares many similarities with Quanta, and to contribute to their continued success throughout the world."

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment, Ablatherm-HIFU is approved and commercialized in Europe as a treatment for prostate cancer and is currently under regulatory review in the U.S. following submission of the Pre-Market Approval Application in February 2013 after the completion of a multi-center U.S. Phase II/III clinical trial under an Investigational Device Exemption (IDE) granted by the FDA. In March 2013, the Company introduced a new innovative HIFU device, the Focal One® dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment (the Sonolith® range) for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

About Quanta System S.p.A.

Quanta System S.p.A produces lasers and laser systems for a wide range of scientific, medical and industrial applications. Quanta System S.p.A. was founded in 1985. Today, with over twenty years of experience in the design of laser sources, laser systems and specific solutions for the OEM market, it is a global company founded on a myriad of local expertise: Italian creativity and research, the methodology and tradition of the German optics industry, American-style Oriented Marketing, and the successful Spanish distribution model. For more information on Quanta System, please visit http://www.quantasystem.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others the uncertainties of the U.S. FDA approval process, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Lee Roth
         The Ruth Group
         646-536-7012
         lroth@theruthgroup.com